March 8, 2007

Mail Stop 3561

<u>Via U.S. Mail and Facsimile</u>

Mr. Matthew Crouch
Chief Executive Officer
Gener8Xion Entertainment, Inc.
2021 Lincoln Street
Burbank, California 91504

RE: Genr8Xion Entertainment, Inc. ("The Company")
File # 0-15382
Form 8-K filed on March 6, 2007

Dear Mr. Crouch:

We have reviewed the disclosures in Forms 8-K filed on March 6, 2007, and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond within ten business days to address our comments and confirm that such comments will be complied with. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

1.   In detail, supplementally describe the nature of the weakness in financial reporting and internal controls, as disclosed in the Form 8-K/A. For each weakness, tell us in what period the weakness occurred. Also, tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each weakness.

2.   Please provide us with a schedule of your fiscal year end fourth quarter adjustments (for both 2006 and 2005) to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments

relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

3.   Refer to Exhibit s 16.2 and 16.3 and provide us with the letter "Control Deficiencies, Significant Deficiencies or Material Weakness Noted during Audit", dated February 9, 2007.

4.   We note from the Form 10-KSB filed on February 13, 2007, under the disclosure of "Disclosure Controls and Procedures" that you have concluded that "as of the Evaluation Date, our disclosure controls and procedures were ineffective due to a significant amount of adjustments arising from the audit process". This disclosure would appear to support that you may have a reportable event as described under Item 304. Please advise as necessary.

Other

5.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Matthew Crouch
Gener8Xion Entertainment, Inc.
March 8, 2007
Page 3

Please file your supplemental response via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

Sincerely,

Effie Simpson
Staff Accountant